Exhibit 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.	Name and Address of Company

Transition Therapeutics Inc. (“Transition”)

101 College Street, Suite 220

Toronto, Ontario M5G 1L7

Item 2.	Date of Material Change

March 3, 2010

Item 3.	News Release

A news release was disseminated through the services of Globe Newswire on March 3, 2010.

Item 4.	Summary of Material Change

Transition announced that it had acquired the rights to a series of preclinical compounds from Eli Lilly and Company (“Lilly”) in the area of diabetes.

Item 5.1	Full Description of Material Change

Transition announced that it had acquired the rights to a series of preclinical compounds from Lilly in the area of diabetes. Under the licensing and collaboration agreement, Transition will receive exclusive worldwide rights to develop and potentially commercialize a class of compounds that, in preclinical diabetes models showed potential to provide glycemic control and other beneficial effects including weight loss.

Under the terms of the agreement, Lilly will receive an upfront payment of US$1 million and will retain the option to reacquire the rights to the compounds at a later date. Lilly retains this option up until the end of Phase II. If Lilly exercises these rights, Transition would be eligible to receive milestone payments of approximately US$250 million and up to low double digit royalties on sales of products containing such compounds should such products be successfully commercialized. If Lilly does not exercise these rights, Lilly would be eligible for low single digit royalties from Transition on sales of products containing such compounds should such products be successfully commercialized.

Information contained in this material change report should be considered accurate only as of the date of the material change report and may be superseded by more recent information disclosed in later material change reports. Except for historical information, this material change report may contain forward-looking statements, relating to expectations, plans or prospects for Transition, including conducting clinical trials and the potential for Transition to pay or receive milestone payments and royalties. These statements are based upon the current expectations and beliefs of Transition’s management and are subject to certain risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. These risks and uncertainties include factors beyond Transition’s control and the risk factors and other cautionary statements discussed in Transition’s quarterly and annual filings with the Canadian commissions.

Item 5.2.	Disclosure for Restructuring Transactions

Not applicable.

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7.	Omitted Information

Not applicable.

Item 8.	Executive Officer

For further information, contact Mr. Elie Farah, President and Chief Financial Officer and at (416) 260-7770, x.203

Item 9.	Date of Report

March 5, 2010.